Exhibit 99.1

Genmab A/S Provides Update to Annual General Meeting

Media Release

Copenhagen, Denmark, March 12, 2020

•	Genmab will hold Annual General Meeting (AGM) on March 26 as scheduled
•	Shareholders are asked to participate via a live webcast transmission and comply with Danish authorities’ guidance to avoid crowds
•	Genmab may have to implement stricter precautionary measures prior to the AGM

Genmab A/S (Nasdaq: GMAB) announces additional information regarding its Annual General Meeting 2020.  At present, the company intends to conduct the Annual General Meeting as planned. To comply with guidance provided by the Danish Government, all shareholders are asked to view the general meeting via a live webcast transmission on www.genmab.com rather than attending the meeting in person. The company will be represented by a minimum of members of the Board of Directors and Executive Management. This measure is aimed to address the evolving coronavirus (COVID-19) pandemic and instructions from public health authorities.

To minimize the risk of spreading COVID-19, and as a consequence of the latest recommendations from the Danish authorities, all persons who have signed up for and still plan to attend the Annual General Meeting should follow the latest recommendations from the Danish authorities. Anyone who shows symptoms of infection and anyone who has visited areas where the risk of being infected with the virus is high, or who has been in contact with others who have visited these areas, should stay home. Any shareholder, to whom an admission card already has been issued, and will not attend the Annual General Meeting is kindly asked to notify the Company - preferably before Friday March 20, 2020.

The refreshments after the Annual General Meeting are cancelled.

Genmab is closely monitoring and following the recommendations from the Danish authorities and may have to implement even stricter precautionary measures prior to the general meeting to minimize the risk of spreading the virus.

Shareholders who do not wish to attend the general meeting in person are encouraged to vote by postal vote or by proxy. Please see below for further information and deadlines.

Follow the Annual General Meeting online, www.genmab.com

Proxy vote: Shareholders may:

•	Assign a proxy to a person appointed by the shareholder. Proxies shall submit a request for an admission card as described above; or
•	Assign a proxy to the Board of Directors. In this case your votes will be cast in accordance with the recommendations of the Board of Directors; or
•	Assign a proxy to the Board of Directors by indicating how you wish your votes to be cast.

Go to the Company’s website www.genmab.com or VP Investor Services A/S’ website www.vp.dk/agm to assign a proxy to the Board of Directors to vote in accordance with its recommendations, or assign a proxy indicating how you wish your votes to be cast by checking the boxes on the electronic proxy form. This must be completed by 11:59 PM CET on Friday March 20, 2020. You may alternatively complete and sign the enclosed proxy form and return it by post to VP Investor Services A/S, Weidekampsgade 14, DK-2300 Copenhagen S, Denmark, or scan it and return it by e-mail to

Genmab A/S	Tel: +45 7020 2728	Media Release no. 04
Kalvebod Brygge 43	Fax: +45 7020 2729	Page 1/3
21560 Copenhagen V, Denmark	www.genmab.com	CVR no. 2102 3884
LEI Code 529900MTJPDPE4MHJ122

Genmab A/S Provides Update to Annual General Meeting

vpinvestor@vp.dk or by fax to +45 43 58 88 67 so that it is received by VP Investor Services A/S by 11:59 PM CET on Friday March 20, 2020.

Postal vote: Shareholders may also vote by post:

Go to the Company’s website www.genmab.com or www.vp.dk/agm to vote by post. This must be completed by 10:00 AM CET on Wednesday March 25, 2020. You may alternatively complete and sign the enclosed postal voting form and return it by post to VP Investor Services A/S, Weidekampsgade 14, DK-2300 Copenhagen S, Denmark, or scan it and return it by e-mail to vpinvestor@vp.dk or by fax to +45 43 58 88 67 so that it is received by VP Investor Services A/S by 10:00 AM CET on Wednesday March 25, 2020.

Please note that you may either assign a proxy or vote by post, but not both.

About Genmab

Genmab is a publicly traded, international biotechnology company specializing in the creation and development of differentiated antibody therapeutics for the treatment of cancer. Founded in 1999, the company is the creator of three approved antibodies: DARZALEX® (daratumumab, under agreement with Janssen Biotech, Inc.) for the treatment of certain multiple myeloma indications in territories including the U.S., Europe and Japan, Arzerra® (ofatumumab, under agreement with Novartis AG), for the treatment of certain chronic lymphocytic leukemia indications in the U.S., Japan and certain other territories and TEPEZZA™ (teprotumumab, under agreement with Roche granting sublicense to Horizon Therapeutics plc) for the treatment of thyroid eye disease in the U.S. Daratumumab is in clinical development by Janssen for the treatment of additional multiple myeloma indications, other blood cancers and amyloidosis. A subcutaneous formulation of ofatumumab is in development by Novartis for the treatment of relapsing multiple sclerosis. Genmab also has a broad clinical and pre-clinical product pipeline. Genmab's technology base consists of validated and proprietary next generation antibody technologies - the DuoBody® platform for generation of bispecific antibodies, the HexaBody® platform, which creates effector function enhanced antibodies, the HexElect® platform, which combines two co-dependently acting HexaBody molecules to introduce selectivity while maximizing therapeutic potency and the DuoHexaBody® platform, which enhances the potential potency of bispecific antibodies through hexamerization. The company intends to leverage these technologies to create opportunities for full or co-ownership of future products. Genmab has alliances with top tier pharmaceutical and biotechnology companies. Genmab is headquartered in Copenhagen, Denmark with core sites in Utrecht, the Netherlands Princeton, New Jersey, U.S. and Tokyo, Japan.

Contact:
Marisol Peron, Corporate Vice President, Communications & Investor Relations

T: +1 609 524 0065; E: mmp@genmab.com

For Investor Relations:

Andrew Carlsen, Senior Director, Investor Relations

T: +45 3377 9558; E: acn@genmab.com

This Media Release contains forward looking statements. The words “believe”, “expect”, “anticipate”, “intend” and “plan” and similar expressions identify forward looking statements. Actual results or performance may differ materially from any future results or performance expressed or implied by such statements. The important factors that could cause our actual results or performance to differ materially include, among others, risks associated with pre-clinical and clinical development of products, uncertainties related to the outcome and conduct of clinical trials including unforeseen safety issues, uncertainties related to product manufacturing, the lack of market acceptance of our products, our inability to manage growth, the competitive environment in relation to our business area and markets, our inability to attract and retain suitably qualified personnel, the unenforceability or lack of protection of our patents and proprietary rights, our relationships with affiliated entities, changes and developments in technology which may render our products or technologies obsolete, and other factors. For a further discussion of these risks, please refer to the risk management sections in Genmab’s most recent financial reports, which are available on www.genmab.com and the risk factors included in Genmab’s final prospectus for our U.S. public

Genmab A/S	Tel: +45 7020 2728	Media Release no. 04
Kalvebod Brygge 43	Fax: +45 7020 2729	Page 2/3
21560 Copenhagen V, Denmark	www.genmab.com	CVR no. 2102 3884
LEI Code 529900MTJPDPE4MHJ122

Genmab A/S Provides Update to Annual General Meeting

offering and listing and other filings with the U.S. Securities and Exchange Commission (SEC), which are available at www.sec.gov. Genmab does not undertake any obligation to update or revise forward looking statements in this Media Release nor to confirm such statements to reflect subsequent events or circumstances after the date made or in relation to actual results, unless required by law.

Genmab A/S and/or its subsidiaries own the following trademarks: Genmab®; the Y-shaped Genmab logo®; Genmab in combination with the Y-shaped Genmab logo®; HuMax®; DuoBody®; DuoBody in combination with the DuoBody logo®; HexaBody®; HexaBody in combination with the HexaBody logo®; DuoHexaBody®; HexElect®; and UniBody®. Arzerra® is a trademark of Novartis AG or its affiliates. DARZALEX® is a trademark of Janssen Pharmaceutica NV. TEPEZZA™ is a trademark of Horizon Therapeutics plc.

Genmab A/S	Tel: +45 7020 2728	Media Release no. 04
Kalvebod Brygge 43	Fax: +45 7020 2729	Page 3/3
21560 Copenhagen V, Denmark	www.genmab.com	CVR no. 2102 3884
LEI Code 529900MTJPDPE4MHJ122